Exhibit 8.1

List of Our Subsidiaries*

Beijing Yuande Bio-Medical Engineering Co., Ltd., incorporated in the PRC

Beijing GP Medical Technologies Co., Ltd., incorporated in the PRC

Beijing Bio-Ekon Biotechnology Co., Ltd., incorporated in the PRC

CMED Technologies Ltd., incorporated in the British Virgin Islands

CMED Diagnostics Ltd., incorporated in the British Virgin Islands

CMED ECLIA Diagnostic Technology Ltd., incorporated in the British Virgin Islands

Clear Castle Investments Limited, incorporated in the British Virgin Islands

CMED (HK) Limited, incorporated in Hong Kong

CMED Diagnostics (Hong Kong) Limited, incorporated in Hong Kong

CMED ECLIA Diagnostic Technology (Hong Kong) Limited, incorporated in Hong Kong

East Crest Enterprises Limited, incorporated in Hong Kong

*	Our subsidiaries that, in the aggregate, would not be a “significant subsidiary” as defined in rule 1-02(w) of Regulation S-X as of March 31, 2009 are omitted from this list.